

June 25, 2013

Via Facsimile
Ronald McGregor
Chief Financial Officer
Rouge Resources Ltd.
#203-409 Granville Street, Vancouver
British Columbia, V6C 1T2, Canada

     Re: **Rouge Resources Ltd.**
              Form 20-F for Fiscal Year Ended January 31, 2013
              Filed May 15, 2013
              File No. 001-31799

Dear Mr. McGregor:

     We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                    Sincerely,

                    /s/Tia L. Jenkins

                    Tia L. Jenkins
                    Senior Assistant Chief Accountant
                    Office of Beverages, Apparel, and
                    Mining